Exhibit 5.1
[Letterhead of Debevoise & Plimpton LLP]
August 22, 2008
AMR Corporation
4333 Amon Carter Boulevard
Fort Worth, Texas 76155
AMR Corporation
Ladies and Gentlemen:
     We have acted as special counsel to AMR Corporation, a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-3 (Registration Nos. 333-136563 and 333-136563-01) (the “Registration Statement”) of the Company and the Prospectus Supplement, dated August 22, 2008 (the “Prospectus Supplement”), of the Company, filed with the Securities and Exchange Commission (the “Commission”) and relating to the issuance and sale by the Company of shares of the Company’s common stock, par value $1.00 per share (the “Shares”), having an aggregate offering price of up to $300,000,000, that are being issued and sold in accordance with the ATM Equity OfferingSM Sales Agreement, dated as of August 22, 2008 (the “Sales Agreement”), between the Company and the sales agent of such offering.
     In rendering the opinion expressed below, (a) we have examined and relied on the originals, or copies certified or otherwise identified to our satisfaction, of such agreements, instruments, documents and records of the Company and such other instruments and certificates of public officials, officers and representatives of the Company and others as we have deemed necessary or appropriate for the purposes of such opinion, (b) we have examined and relied as to factual matters upon, and have assumed the accuracy of, the statements made in the certificates of public officials, officers and representatives of the Company and others delivered to us and (c) we have made such investigations of law as we have deemed necessary or appropriate as a basis for such opinion. In rendering the opinion expressed below, we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, and (iv) the legal capacity of all natural persons executing documents. We have also assumed that all relevant corporate actions heretofore taken by the Company will

AMR Corporation	2	August 22, 2008
remain in full force and effect and after the date hereof no such corporate action shall have been amended or rescinded and no action inconsistent or in conflict with any such corporate action shall have been taken by or on behalf of the Company.
     Based upon and subject to the foregoing and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that, when issued, delivered and paid for in accordance with the terms of the Sales Agreement, the Shares will be validly issued, fully paid and non-assessable.
     We express no opinion as to the laws of any jurisdiction other than the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported cases interpreting those laws, as currently in effect.
     We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K filed on August 22, 2008 and incorporated by reference in the Registration Statement, and to the reference to our firm under the caption “Legal Opinions” in the Prospectus Supplement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.
Very truly yours,
/s/ Debevoise & Plimpton LLP